

Mail Stop 4720

December 31, 2015

Via E-mail
Julio Patricio Supervielle
Chief Executive Officer and Chairman of the Board
Grupo Supervielle S.A.
Bartolomé Mitre 434, 5th Floor
C1036AAH Buenos Aires
Republic of Argentina

> **Re:** **Grupo Supervielle S.A.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted December 15, 2015**
> **CIK No. 0001517399**

Dear Mr. Supervielle:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your revision on page 14 that the "allocation of shares between the international offering and the Argentine offering will be made at the time of pricing." Please delete this disclosure or explain to us how you intend to comply with Rule 430A. Please also revise your cover page to state, if true, that this prospectus relates only to your "international offering" of ADSs in the United States and other countries outside of Argentina. In addition, revise the cover page to disclose the actual number of ADSs to be sold by the Company and by selling shareholders in a pre-effective amendment.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Andrés de la Cruz, Esq.